Exhibit 99.20

630 René-Lévesque Blvd. West
Suite 1900
Montréal, Québec H3B 4V5
CANADA
T +1 514.866.2111
F +1 514.866.2116
bba.ca

Montreal, February 14, 2014

To:

Securities Regulatory Authorities

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial and Consumer Affairs Authority

Manitoba Securities Commission

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Newfoundland and Labrador, Department of Government Services

Ontario Securities Commission (Principal Regulator)

Toronto Stock Exchange

Rainy River Resources Ltd.

CONSENT OF AUTHOR

I, Patrice Live, consent to the public filing of the technical report entitled: “Feasibility Study of the Rainy River Project, Ontario, Canada” that has an effective date of January 16, 2014 (the “Technical Report”), by Rainy River Resources Ltd. (the “Company”).

I also consent to any extracts from, or a summary of, the Technical Report in the press release of the Company entitled “New Gold Announces its Rainy River Feasibility Study Results” dated January 16, 2014 (the “Press Release”).

I certify that I have read the Press Release that the Technical Report supports, filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 14th day of February 2014.

Patrice Live [“original signed”]
Patrice Live, Eng.
Manager of Mining